Exhibit 99.1

DoubleDown Interactive Reports First Quarter 2023 Financial Results

SEATTLE, WASHINGTON – May 10, 2023 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 vs. First Quarter 2022 Summary:

•	Revenues of $77.6 million in the first quarter of 2023 compared to $85.5 million in the first quarter of 2022.

•

Operating costs of $52.2 million in the first quarter of 2023, a decline from $60.8 million in the first quarter of 2022, primarily reflecting lower cost of revenue due to lower sales, and decreased marketing and amortization expense.

•

Adjusted EBITDA of $25.4 million for the first quarter of 2023 compared to $26.9 million for the first quarter of 2022. The Adjusted EBITDA margin increased to 32.8% for the first quarter of 2023, compared to an Adjusted EBITDA margin of 31.5% for the first quarter of 2022. The Adjusted EBITDA decline was primarily due to lower revenue in the first quarter of 2023, with the higher Adjusted EBITDA margin primarily attributable to lower marketing expense for the same period.

•

Net income of $23.7 million, or earnings per fully diluted common share of $9.55 ($0.48 per American Depositary Share (“ADS”)), in the first quarter of 2023, compared to a net income of $18.5 million, or $7.46 per fully diluted common share ($0.37 per ADS), in the first quarter of 2022. Note each ADS represents 0.05 share of a common share.

•	Average Revenue Per Daily Active User (“ARPDAU”) increased to $1.03 in the first quarter of 2023 from $0.97 in the first quarter of 2022.

•	Average monthly revenue per payer decreased to $221 in the first quarter of 2023 from $225 in the first quarter of 2022.

“Our solid first quarter results, including the first quarterly sequential revenue increase in eight quarters, once again demonstrated the strength of our business model which consistently drives attractive Adjusted EBITDA margins of more than 30% and significant cash flow,” said In Keuk Kim, Chief Executive Officer of DoubleDown. “We continue to benefit from strong payer engagement in our flagship social casino game, DoubleDown Casino, and intend to continue to focus on growing player monetization through the development and introduction of new casino-wide features that provide players with great entertainment and excellent value. We are also deploying capital to expand our business into new gaming categories such as iGaming through our previously announced acquisition of SuprNation, which is expected to close later this year.”

“Our ongoing initiatives to further optimize our core social casino business has positioned DoubleDown to deliver consistent attractive annual free cash flow. As a result, we have a strong balance sheet with more than $100 million in uncommitted capital which provides the Company with significant optionality to deploy resources to enhance shareholder value. We are off to a strong start to the year, and believe we have the right strategy and operating initiatives in place to continue our solid performance over the balance of 2023.”

Summary Operating Results for Double Down Interactive (Unaudited)

	Three Months Ended March 31,
	2023	2022
Revenue ($ MM)	$77.6	$85.5
Total operating expenses	52.2	60.8
Adjusted EBITDA ($ MM)	$25.4	$26.9
Net income ($ MM)	$23.7	$18.5
Net income margin	30.5%	21.6%
Adjusted EBITDA margin	32.8%	31.5%

Non-financial performance metrics
Average MAUs (000s)	2,032	2,309
Average DAUs (000s)	841	975
ARPDAU	$1.03	$0.97
Average monthly revenue per payer	$221	$225
Payer conversion	5.8%	5.5%

First Quarter 2023 Financial Results

Revenue in the first quarter of 2023 was $77.6 million, representing a 9% decrease from the first quarter of 2022. The decrease was primarily due to the further normalization of player activities following the lifting of stay-at-home orders and other COVID-related restrictions in 2023 compared to the prior year, as well as changes in player behaviors related to the impact of inflation and global economic concerns.

Operating expenses in the first quarter of 2023 were $52.2 million, a 14% decrease from the first quarter of 2022. The decrease in operating expenses was primarily due to lower cost of revenue due to lower sales, and decreases in marketing and amortization expenses in the first quarter of 2023 as compared to the first quarter of 2022.

The Company recorded net income of $23.7 million in the first quarter of 2023, or $9.55 per fully diluted common share ($0.48 per ADS, as compared to a net income of $18.5 million, or $7.46 per fully diluted common share ($0.37 per ADS) in the first quarter of 2022. The increase in net income was primarily due to decreases in marketing expenditures and amortization expense, partially offset by a decline in revenue. Note each ADS represents 0.05 share of a common share.

Adjusted EBITDA in the first quarter of 2023 was $25.4 million, compared to $26.9 million in the first quarter of 2022. The decrease was primarily due to lower revenue.

Net cash flows provided by operating activities for the first quarter of 2023 were $19.2 million, as compared to net cash flows provided by operating activities of $28.4 million in the first quarter of 2022. The decrease was primarily due to timing of accounts receivable payments.

Conference Call

DoubleDown will hold a conference call today (May 10, 2023) at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss these results. A question-and-answer session will follow management’s presentation.

To access the call, please use the following link: DoubleDown First Quarter 2023 Earnings Call. After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. To ensure you are connected prior to the beginning of the call, please register a minimum of 15 minutes before the start of the call.

A simultaneous webcast of the conference call will be available with the following link: DoubleDown First Quarter 2023 Webcast, or via the Investor Relations page of the DoubleDown website at ir.doubledowninteractive.com. For those not planning to ask a question on the conference call, the Company recommends listening via the webcast.

A replay will be available on the Company’s Investor Relations website shortly after the event.

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Safe Harbor Statement

Certain statements contained in this press release are “forward-looking statements” about future events and expectations for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Use and Reconciliation of Non-GAAP Financial Measures

In addition to our results determined in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), we believe the following non-GAAP financial measure is useful in evaluating our operating performance. We present “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”) because we believe it assists investors and analysts by facilitating comparison of period-to-period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. The items excluded from the Adjusted EBITDA may have a material impact on our financial results. Certain of those items are non-recurring, while others are non-cash in nature. Accordingly, the Adjusted EBITDA is presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with GAAP, and should be read in conjunction with the financial statements furnished in our report on Form 6-K to be filed with the SEC.

In our reconciliation from our reported GAAP “net income before provision for taxes” to our Adjusted EBITDA, we eliminate the impact of the following six line items: (i)depreciation and amortization; (ii) loss contingency related to the Benson case; (iii) impairment of goodwill and intangibles; (iv) interest expense; (v) foreign currency transaction/remeasurement (gain) loss; (vi) short-term investments (gain) loss; and (vii) other (income) expense, net. The below table sets forth the full reconciliation of our non-GAAP measures:

Reconciliation of non-GAAP measures	Three Months Ended March 31,
(in millions, except percentages)	2023	2022
Net income	$23.7	$18.5
Income tax expense	6.7	6.0
Income before tax	30.4	24.5

Adjustments for:
Depreciation and amortization	0.1	2.2
Interest expense	0.5	0.5
Foreign currency transaction/remeasurement (gain) loss	(2.4)	(1.9)
Short-term investments (gain) loss	—	1.8
Other income (expense), net	(3.1)	(0.2)
Adjusted EBITDA	$25.4	$26.9
Adjusted EBITDA margin	32.8%	31.5%

We encourage investors and others to review our financial information in its entirety and not to rely on any single financial measure.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Joseph Jaffoni or Richard Land

JCIR

+1 (212) 835-8500

DDI@jcir.com

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Balance Sheets

(In thousands except share and per share amounts)

	March 31,	December 31,
	2023	2022
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$250,939	$217,352
Short-term investments	53,835	67,891
Accounts receivable, net	28,492	21,198
Prepaid expenses, and other assets	6,456	6,441

Total current assets	$339,722	$312,882
Property and equipment, net	419	436
Operating lease right-of-use assets, net	3,110	3,858
Intangible assets, net	35,049	35,051
Goodwill	379,072	379,072
Deferred tax asset	52,545	59,290
Other non-current assets	1,423	1,463

Total assets	$811,340	$792,052

Liabilities and Shareholders’ Equity
Accounts payable and accrued expenses	$12,741	$13,830
Short-term operating lease liabilities	2,692	3,050
Income taxes payable	5	—
Contract liabilities	2,218	2,426
Loss contingency	95,250	95,250
Other current liabilities	1,496	1,926

Total current liabilities	$114,402	$116,482
Long-term borrowings with related party	38,349	39,454
Long-term operating lease liabilities	1,148	1,625
Other non-current liabilities	8,881	8,265

Total liabilities	$162,780	$165,826

Shareholders’ equity
Common stock, KRW 10,000 par value - 200,000,000 Shares authorized; 2,477,672 issued and outstanding	21,198	21,198
Additional paid-in-capital	359,280	359,280
Accumulated other comprehensive income	18,022	19,360
Retained earnings	250,060	226,388

Total shareholders’ equity	$648,560	$626,226

Total liabilities and shareholders’ equity	$811,340	$792,052

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statement of Income and Comprehensive Income

(Unaudited, in thousands except share and per share amounts)

	Three months ended March 31,
	2023	2022
Revenue	$77,596	$85,486
Operating expenses:
Cost of revenue(1)	25,719	28,848
Sales and marketing(1)	16,045	19,791
Research and development(1)	5,043	4,680
General and administrative(1)	5,343	5,270
Depreciation and amortization	54	2,212

Total operating expenses	52,204	60,801

Operating income	$25,392	$24,685

Other income (expense):
Interest expense	(462)	(470)
Interest income	3,130	208
Gain on foreign currency transactions	252	121
Gain (loss) on foreign currency remeasurement	2,166	1,769
Gain (loss) on short-term investments	—	(1,761)
Other, net	(47)	(35)

Total other income (expense), net	$5,039	$(168)

Income before income tax	$30,431	$24,517

Income tax (expense) benefit	(6,759)	(6,022)

Net income (loss)	$23,672	$18,495

Other comprehensive income (expense):
Pension adjustments, net of tax	(157)	(526)
Gain (loss) on foreign currency translation	(1,181)	(1,446)

Comprehensive income (loss)	$22,334	$16,523

Earnings per share:
Basic	$9.55	$7.46
Diluted	$9.55	$7.46
Weighted average shares outstanding:
Basic	2,477,672	2,477,672
Diluted	2,477,672	2,477,672

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statement of Cash Flows

(Unaudited, in thousands)

	Three months ended March 31,
	2023	2022
Cash flow from (used in) operating activities:
Net Income	$23,672	$18,495
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	55	2,212
(Gain)Loss on foreign currency remeasurement	(2,166)	(1,769)
(Gain)Loss on short-term investments	—	1,762
Deferred taxes	6,063	2,950
Working capital adjustments:
Accounts receivable	(7,707)	(332)
Prepaid expenses, other current and non-current assets	274	3,398
Accounts payable, accrued expenses and other payables	(1,046)	(175)
Contract liabilities	(208)	(673)
Income tax payable	5	1,739
Other current and non-current liabilities	284	775

Net cash flows from (used in) operating activities	$19,226	$28,382
Cash flow from (used in) investing activities:
Purchases of intangible assets	(4)	(2)
Purchases of property and equipment	(40)	(72)
Purchases of short-term investments	(19,298)	(98,971)
Sales of short-term investments	33,725	5,226

Net cash flows from (used in) investing activities	$14,383	$(93,819)
Cash flow from (used in) financing activities:

Net cash flows from (used in) financing activities:	$—	$—
Net foreign exchange difference on cash and cash equivalents	(22)	(1,708)

Net increase (decrease) in cash and cash equivalents	$33,587	$(67,145)

Cash and cash equivalents at beginning of period	$217,352	$242,060
Cash and cash equivalents at end of period	$250,939	$174,915
Cash paid during year for:
Interest	—	—
Income taxes	$82	$4,967